Exhibit 99.34

Proxy

ANNUAL MEETING OF SHAREHOLDERS OF Burcon NutraScience Corporation (the "Corporation")

This form of proxy is solicited by the management of the Corporation for the Annual Meeting of its Shareholders (the "Meeting") to be held in the Strategy Room 320 at The Morris J. Wosk Centre for Dialogue, 580 West Hastings Street, Vancouver, British Columbia, V6B 1L6 on September 9, 2010 at 10:00 AM Vancouver time.

The undersigned shareholder (“Registered Shareholder”) of the Corporation hereby appoints Johann F. Tergesen, President and Chief Operating Officer of the Corporation, or failing him, Dorothy Law, Senior Vice President, Legal and Corporate Secretary of the Corporation, or in the place of the foregoing, ________ as proxyholder for and on behalf of the Registered Shareholder with the full power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting and at every adjournment or postponement thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment or postponement thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Annual Meeting and Management Proxy Circular)

		For	Withhold
1.	To elect as Director, Allan Yap.
2.	To elect as Director, Rosanna Chau.
3.	To elect as Director, Johann F. Tergesen.
4.	To elect as Director, Paul Westdal.
5.	To elect as Director, Richard O’C. Whittall.
6.	To elect as Director, Lawrence Wang.
7.	To elect as Director, David Lorne John Tyrrell.
8.	To elect as Director, Alan Chan.
9.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Corporation until the next Annual Meeting and to authorize the Directors to fix the auditors' remuneration.

		For	Against
10.	To vote upon any permitted amendment to or variation of any matter identified in the Notice of Annual Meeting.
11.	To transact such other business as may properly come before the Meeting.

SIGN HERE:
Please Print Name:
Date:
Number of Shares
Represented by Proxy:
THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED .
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the management of the Corporation.

2.

This form of proxy (“Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany this Proxy.

3.	If the securities registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Proxy.

4.	This Proxy should be signed in the exact manner as the name(s) appear(s) on the Proxy.

5.

If this Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by management to you.

6.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

7.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Proxy and for management’s nominees for directors and auditor as identified in this Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder.

8.

The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder as applicable in accordance with the instructions of the Registered Shareholder, however if such a direction is not made in respect of any matter this proxy will be voted as recommended by management. Further, this Proxy confers discretionary authority with respect to any amendments or variations of any of the resolutions set out in the Notice of Meeting or matters which may properly come before the Meeting or any adjournment or postponement thereof as the proxyholder in its sole discretion sees fit.

9.	This Proxy should be read in conjunction with the accompanying documentation provided by Management.

If a Registered Shareholder has submitted a Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, their prior Proxy.

To be represented at the Meeting, this Proxy must be received at the office of Computershare Investor Services Inc.by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment or postponement thereof. The mailing address and fax number are:

Computershare Investor Services Inc.
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524